                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                             AmeriLink Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Shares, without par
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03070N108
        ----------------------------------------------------------------
                                 (CUSIP Number)

                               Mark C. Hill, Esq.
                               Tandy Corporation
                            100 Throckmorton Street
                                   Suite 1800
                            Fort Worth, Texas 76102
                                 (817) 415-3700
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 20, 1999
        ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 03070N108                                           Page 2 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Tandy Corporation
                       I.R.S. Identification No. 75-1047710
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [ ]
              N/A
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC, OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

              N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             902,335(1)
    NUMBER OF     --------------------------------------------------------------
     SHARES           8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 1,791,180(2)
      EACH        --------------------------------------------------------------
    REPORTING         9      SOLE DISPOSITIVE POWER
     PERSON
      WITH                   902,335(1)
                  --------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             1,791,180(2)
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,693,515(1) and (2)

--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

                    N/A
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    49.5% (3)
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

                    CO
--------------------------------------------------------------------------------

(1) 902,335 of the common shares of AmeriLink Corporation ("AmeriLink") covered by this report are purchasable by Tandy Corporation ("Tandy") upon exercise of an option granted to Tandy as of May 20, 1999 and described in
     Item 4 of this Schedule 13D. Prior to the exercise of the option, Tandy is not entitled to any rights as a shareholder of AmeriLink regarding the shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date of this Schedule 13D. Tandy expressly disclaims beneficial ownership of any of the common shares of AmeriLink which are purchasable by Tandy upon exercise of the option until such time as Tandy purchases any such shares upon any exercise, whether in full or in part. The number of shares indicated represents 19.9% of the total outstanding shares of common stock of AmeriLink as of May 20, 1999, excluding shares issuable upon exercise of the option.

(2) 1,791,180 of the AmeriLink common shares covered by this Schedule 13D are subject to voting agreements entered into between certain shareholders of AmeriLink and Tandy under which those shareholders have agreed to vote all of the shares beneficially owned by such shareholders in favor of certain matters, including the proposed merger of AmeriLink and a subsidiary of Tandy, and against, among other things, any acquisition proposal from any person other than Tandy. Tandy expressly disclaims beneficial ownership of any of the shares of AmeriLink common stock covered by the voting agreements. The number of shares indicated represents approximately 40% of the total outstanding AmeriLink common shares as of May 20, 1999, excluding the shares issuable upon exercise of the option as described above.

(3)  After giving effect to the exercise of the option as described in this
     Schedule 13D.

Item 1.  Security and Issuer.

         This Schedule 13D relates to common shares, without par, of AmeriLink Corporation, an Ohio corporation. The address of the principal executive offices of AmeriLink is 1900 E. Dublin-Granville Road, Columbus, OH 43229.

Item 2.  Identity and Background.

         This Schedule 13D is being filed by Tandy Corporation, a Delaware corporation. Tandy engages in the retail sale of consumer electronics, primarily in the United States. The principal executive offices of Tandy are located at 100 Throckmorton Street, Suite 1800, Fort Worth, Texas 76102.

         The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Tandy is set forth in
Schedule I to this Schedule 13D and is incorporated herein by reference.

         During the last five years, neither Tandy nor, to the knowledge of Tandy, any of the persons listed on Schedule I, (1) has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or
(2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         As more fully described in Item 4 hereof, Tandy has entered into an option agreement with AmeriLink and voting agreements with certain shareholders of AmeriLink. Under the option agreement, AmeriLink has granted Tandy an option to acquire 19.9% of the outstanding AmeriLink common shares as described below. Under the voting agreements, shareholders of AmeriLink owning approximately 40% of the outstanding AmeriLink common shares have agreed to vote their shares in favor of a merger agreement with Tandy as described below and against any acquisition proposal from any person other than Tandy.

         If the conditions to permit Tandy to exercise its option to purchase AmeriLink common shares under the option agreement were satisfied and Tandy exercised this option, Tandy currently anticipates that funds for the exercise price would come from general funds available to Tandy. No funds were used by Tandy in connection with entering into the option agreement or the voting agreements.

Item 4.  Purposes of the Transaction.

Merger Agreement

         On May 20, 1999, Tandy, LWT, Inc., a Delaware corporation and wholly owned subsidiary of Tandy, and AmeriLink entered into a merger agreement providing for, among other things, the merger of LWT with and into AmeriLink. After the merger, AmeriLink will continue as the surviving corporation and a subsidiary wholly owned by Tandy.

         Under the terms of the merger agreement, each full AmeriLink common share issued and outstanding immediately prior to the effective time of the merger, other than dissenters' shares, will be converted into the right to receive either (1) 0.4036 (after giving effect to a 2-for-1 stock split of Tandy stock as announced on May 25, 1999 and to be distributed on June 21,
1999) of a share of common stock of Tandy, or (2) $14.50 in cash. Fractional shares will be paid in cash. AmeriLink shareholders will receive Tandy stock unless the average closing price of Tandy stock is less than $29.73 (after giving effect a 2-for-1 stock split of Tandy stock to as announced on May 25, 1999 and to be distributed on June 21, 1999) during the twenty day trading period ending a few days before the merger is completed.

         Completion of the merger is subject to conditions specified in Article VI of the merger agreement, including (1) the affirmative vote of the holders of a majority of the outstanding AmeriLink common shares, and (2) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

         Under Section 7.3 of the merger agreement, AmeriLink has agreed that if the merger agreement is terminated for the following reasons, it will pay Tandy a $2,500,000 termination fee and Tandy's out-of-pocket expenses up to $1,000,000:

         (1) if Tandy terminates the merger agreement because the board of directors of AmeriLink has withdrawn or modified its recommendation of the merger agreement or the merger in a manner adverse to Tandy,

         (2) if Tandy terminates the merger agreement because a competing takeover proposal has occurred and the board of directors of AmeriLink does not within ten business days reconfirm its approval and recommendation of the merger and reject the competing takeover proposal,

         (3) if AmeriLink terminates the merger agreement because a superior competing takeover proposal has occurred as described in the merger agreement,

         (4) if either Tandy or AmeriLink terminates the merger agreement because the shareholders of AmeriLink did not approve the merger at the special meeting and before the meeting a competing takeover proposal was made that AmeriLink did not reject, or

         (5) if Tandy terminates the merger agreement because AmeriLink has breached its representations, warranties or obligations under the merger agreement, subject to specified limitations, or has failed for any reason to hold the special shareholders' meeting by August 31, 1999, and prior to the termination a competing takeover proposal has occurred that has not been rejected by AmeriLink.

         Also, if any competing takeover proposal is made within 6 months (if the person making the competing takeover proposal had not made the proposal before the merger agreement was terminated) or 12 months (if the person making the competing takeover proposal had made the proposal before the merger agreement was terminated) of the later of the termination of the merger agreement or payment of Tandy's out-of-pocket costs and expenses, then AmeriLink will pay a termination fee of $2,500,000, less any termination fee previously paid by AmeriLink to Tandy.

         The merger agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated into this Schedule 13D by reference. The above summary of the merger agreement is not intended to be complete and is qualified in its entirety by reference to the attached exhibit.

Option Agreement

         At the time the merger agreement was entered into, Tandy and AmeriLink entered into an option agreement that granted Tandy an option to purchase up to 902,335 AmeriLink common shares at an exercise price of $15.60 per share. At that time, the number of shares subject to the option represented 19.9% of the number of issued and outstanding AmeriLink common shares. The number of shares and exercise price under the option are subject to specified adjustments.

         As provided in Section 2 of the option agreement, Tandy generally can exercise all or any part of the option if it would be entitled to receive a termination fee under the merger agreement as described above because a competing takeover proposal exists.

         The option agreement provides in Section 2 that it will terminate upon the earliest of:

         (1)      the effectiveness of the merger,

         (2) the termination of the merger agreement, unless Tandy is entitled to receive the termination fee because a takeover proposal or significant acquisition of AmeriLink common shares has been made,

         (3) 181 days after the termination of the merger agreement if Tandy is entitled to receive the termination fee because a competing takeover proposal or significant acquisition of AmeriLink common shares was made before the merger agreement was terminated, or

         (4) 12 months and one day after the termination of the merger agreement if Tandy is entitled to receive the termination fee when a competing takeover proposal or significant acquisition of AmeriLink common shares is made within 12 months after the merger agreement is terminated.

         The 181 day and 12 month periods in (3) and (4) above will be extended if any law, court order or other legal impediment prohibits the exercise of the option.

         The option agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated into this Schedule 13D by reference. The above summary of the option agreement is not intended to be complete and is qualified in its entirety by reference to the attached exhibit.

Voting Agreements

         Also in connection with the merger agreement, Tandy entered into voting agreements with Larry R. Linhart, Robert L. Powelson and a trust for the benefit of E. Len Gibson under which each of these shareholders agreed to vote their AmeriLink common shares in favor of the merger and against any takeover proposal from any person other than Tandy. The number of AmeriLink common shares held by each shareholder who signed a voting agreement is set forth on Exhibit A to the voting agreement signed by such shareholder. Also, under the voting agreements these shareholders have agreed not to dispose of their shares unless necessary to pay the exercise price of employee stock options and related tax liabilities.

         Under the voting agreements, the shareholders named above have also agreed that all AmeriLink common shares they acquire in the future will be subject to the terms of the voting agreements.

         The voting agreements will terminate as provided in Section 13(f) of the voting agreements on the earliest of:

         (1)      the effectiveness of the merger,

         (2) the termination of the merger agreement, unless Tandy is entitled to the payment of a termination fee because a competing takeover proposal or significant acquisition of AmeriLink common shares has been made,

         (3) 181 days after the termination of the merger agreement if Tandy is entitled to receive the termination fee because a competing takeover proposal or significant acquisition of AmeriLink common shares has been made before the merger agreement is terminated,

         (4) 12 months and one day after the termination of the merger agreement if Tandy is entitled to receive the termination fee when a competing takeover proposal or significant acquisition of AmeriLink common shares is made within 12 months after the merger agreement is terminated,

         (5) the day after the date on which AmeriLink pays Tandy the termination fee and all other out-of-pocket costs and expenses AmeriLink is required to pay under the merger agreement, or

         (6) Tandy gives AmeriLink written notice of termination of the voting agreement.

         The voting agreements are attached as Exhibits 3 through 5 to this
Schedule 13D and are incorporated into this Schedule 13D by reference. The above summary of the voting agreements is not intended to be complete and is qualified in its entirety by reference to the attached exhibits.

         The purpose of the option agreement and the voting agreements is to facilitate the consummation of the merger. Upon consummation of the merger, the board of directors of AmeriLink will be replaced by directors designated by Tandy, AmeriLink common shares will no longer be authorized for trading on the Nasdaq National Market and AmeriLink common shares will become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934.

         Except as contemplated by the merger agreement, the option agreement and the voting agreements, or as otherwise set forth in this Item 4, neither Tandy, nor, to the knowledge of Tandy, any of the persons listed on Schedule I attached to this Schedule 13D, has any present plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) 902,235 AmeriLink common shares, representing 19.9% of the outstanding AmeriLink common shares as of May 20, 1999, are subject to the option agreement, and when the option becomes exercisable, these shares may be deemed to be beneficially owned by Tandy. Nothing in this Schedule 13D shall be deemed to be an admission by Tandy as to the beneficial ownership of any such shares and, prior to the exercise of the option, Tandy disclaims beneficial ownership of such shares.

                  1,791,180 AmeriLink common shares, representing approximately 40% of the outstanding AmeriLink common shares as of May 20, 1999, are subject to the voting agreements and therefore may be deemed to be beneficially owned by both the shareholders that are parties to those agreements and by Tandy. Tandy is not entitled to any rights as a shareholder as to the shares covered by the voting agreements and disclaims beneficial ownership of the shares that are subject to the voting agreements.

                  To the knowledge of Tandy, none of the persons listed on
                  Schedule I to this Schedule 13D beneficially owns any AmeriLink common shares.

         (b) Tandy will have sole voting and dispositive power with respect to any AmeriLink common shares acquired upon exercise of the option.

                  Tandy has shared voting and dispositive power over the AmeriLink common shares subject to the voting agreements.

         (c) Except as described in Item 4 of this Schedule 13D or as listed on Schedule I to this Schedule 13D, no transactions in AmeriLink common shares were effected by Tandy, and, to the knowledge of Tandy, any of the persons listed on Schedule I to this Schedule 13D, during the 60-day period ending on May 20, 1999.

          (d) Unless the option is exercised, Tandy has no right to receive dividends or proceeds from any sale of the AmeriLink common shares subject to the option. If the option was exercised by Tandy, Tandy would have the sole right to receive dividends on the AmeriLink common shares acquired under the option.

          (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Copies of the merger agreement, the option agreement and the voting agreements are attached as exhibits. Except as set forth in this Schedule 13D, to the knowledge of Tandy, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or listed on Schedule I to this Schedule 13D, and between such persons and any person with respect to any securities of AmeriLink, including transfer or voting of any of the securities of AmeriLink, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of AmeriLink.

Item 7.  Material to be Filed as Exhibits.

         1. Agreement and Plan of Reorganization, dated as of May 20, 1999, by and among Tandy Corporation, LWT, Inc. and AmeriLink Corporation.

         2. Target Option Agreement, dated as of May 20, 1999, between AmeriLink Corporation and Tandy Corporation.

         3. Voting Agreement, dated as of May 20, 1999, between Larry R. Linhart and Tandy Corporation.

         4. Voting Agreement, dated as of May 20, 1999, between Robert L. Powelson and Tandy Corporation.

         5. Voting Agreement, dated as of May 20, 1999, between E. Len Gibson, the E. Len Gibson Revocable Trust and Tandy Corporation.

                                   * * * * *
9

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Date: May 28, 1999


                                      TANDY CORPORATION


                                      By: /s/ MARK C. HILL
                                         ---------------------------------------
                                         Mark C. Hill, Senior Vice President,
                                         Corporate Secretary and General Counsel

                                   SCHEDULE I

         The name and present principal occupation of each director and executive officer of Tandy Corporation are set forth below. The business address for each person listed below is c/o Tandy Corporation, 100 Throckmorton Street, Suite 1800, Fort Worth, Texas 76102. All executive officers and directors listed on this Schedule I are United States citizens.

                                   DIRECTORS

Name                                    Title
----                                    -----
Leonard H. Roberts                      Chairman of the Board of Directors, President and Chief
                                        Executive Officer, Tandy Corporation

Frank J. Belatti                        Director, Chairman and Chief Executive Officer of
                                        AFC Enterprises

James I. Cash, Jr.                      Director and Professor, Harvard University Graduate School of
                                        Business Administration

Ronald E. Elmquist                      Director, Chairman, Chief Executive Officer and President of
                                        Keystone Automotive Inc.

Lewis F. Kornfeld, Jr.                  Director, Retired Vice Chairman, Tandy Corporation and Retired
                                        President, RadioShack

Jack L. Messman                         Director, Chairman and Chief Executive Officer, Union Pacific
                                        Resources Group Inc.

William G. Morton, Jr.                  Director, Chairman and Chief Executive Officer, Boston Stock
                                        Exchange, Inc.

Thomas G. Plaskett                      Director, Chairman, Greyhound Lines, Inc. and Managing
                                        Director, Fox Run Capital Associates

Alfred J. Stein                         Director, Chairman and Chief Executive Officer, VLSI
                                        Technology, Inc.

William E. Tucker                       Director and Chancellor Emeritus, Texas Christian University

Edwina D. Woodbury                      Director and Consultant

                               EXECUTIVE OFFICERS

Name                                    Title
----                                    -----
David Christopher                       Executive Vice President, Tandy Corporation

David J. Edmondson                      Senior Vice President, Tandy Corporation

Dwain H. Hughes                         Senior Vice President and Chief Financial Officer,
                                        Tandy Corporation

Mark C. Hill                            Senior Vice President, Corporate Secretary and General Counsel,
                                        Tandy Corporation

Robert M. McClure                       Senior Vice President, Tandy Corporation

Evelyn V. Follit                        Senior Vice President and Chief Information Officer,
                                        Tandy Corporation

Francesca M. Spinelli                   Vice-President-People, Tandy Corporation

Laura K. Moore                          Vice President-Public Relations and Corporate Communications,
                                        Tandy Corporation

Richard L. Ramsey                       Vice President and Controller, Tandy Corporation

Mark W. Barfield                        Vice President-Tax, Tandy Corporation

Martin O. Moad                          Vice President-Investor Relations, Tandy Corporation

Loren K. Jensen                         Vice President and Treasurer, Tandy Corporation

                                INDEX TO EXHIBITS

Exhibit
Number                            Description
------                            -----------
  1.     Agreement and Plan of Reorganization, dated as of May 20, 1999, by and among Tandy Corporation, LWT, Inc. and AmeriLink Corporation.

  2.     Target Option Agreement, dated as of May 20, 1999, between AmeriLink
         Corporation and Tandy Corporation.

  3. Voting Agreement, dated as of May 20, 1999, between Larry R. Linhart and Tandy Corporation.

  4. Voting Agreement, dated as of May 20, 1999, between Robert L. Powelson and Tandy Corporation.

  5.     Voting Agreement, dated as of May 20, 1999, between E. Len Gibson, the
         E. Len Gibson Revocable Trust and Tandy Corporation.